Filed by Berkshire Income Realty, Inc. pursuant to Rule 425
                                                under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
                               Subject Companies: Krupp Government Income Trust,
                                               Krupp Government Income Trust II,
                                     Krupp Insured Mortgage Limited Partnership,
                                         Krupp Insured Plus Limited Partnership,
                                       Krupp Insured Plus II Limited Partnership
                                  and Krupp Insured Plus III Limited Partnership
                                     Commission File Nos.: 000-19244, 000-20164,
                     000-17690, 000-15815, 000-16817 and 000-17691, respectively



          BERKSHIRE INCOME REALTY, INC. ANNOUNCES INTENTION TO REGISTER
                   PREFERRED STOCK FOR PROPOSED EXCHANGE OFFER



                  BOSTON, MASSACHUSETTS - August 14, 2002 - Berkshire Income Realty, Inc., a newly-formed affiliate of the Krupp Funds Group that intends to acquire, own and operate multi-family residential properties, announced today that it expects to file a registration statement with the Securities and Exchange Commission to register shares of its preferred stock. Berkshire Income Realty intends to offer the preferred stock to holders of interests in the funds listed below in exchange for their existing fund interests. Fund interest holders also will be given the opportunity to purchase the preferred stock for cash.


                  The preferred stock will entitle holders to receive cumulative preferential cash dividends at a rate that is currently anticipated to be between 350 to 450 basis points higher than the rate paid on 10-year U.S. treasuries at the time of the commencement of the exchange offer, and will contain other terms that will be set forth in the registration statement. Holders of interests in the following funds will be offered the opportunity to participate in the exchange offer and to purchase the preferred stock for cash:
Krupp

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                                                                               2


Government Income Trust, Krupp Government Income Trust II, Krupp Insured Mortgage Limited Partnership, Krupp Insured Plus Limited Partnership, Krupp Insured Plus II Limited Partnership and Krupp Insured Plus III Limited Partnership.


                  Berkshire Income Realty currently expects to commence the exchange offer in the fourth quarter of 2002.


                  This press release does not constitute an offer to sell or the solicitation of an offer to buy the preferred stock, nor will there be any sale of the preferred stock in any state where the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.


                  This press release contains "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about Berkshire Income Realty, Inc. and the funds, including statements containing words such as "expects," "believes" or "will," which indicate that those statements are forward-looking. Except for historical information, the matters discussed in this press release and forward-looking statements that are subject to certain risks and uncertainties could cause actual results, performance or achievements to differ materially. These factors include, among other things, federal, state or local regulations; the inability to meet financial obligations on additional loans; pre-payments of mortgages; operating results at properties underlying mortgages; uninsured losses and potential conflicts of interest between the company and its affiliates and advisors. Additional risks are discussed in the funds' filings with the Securities and Exchange Commission, the funds' annual reports on Form 10-K, and will be included in Berkshire Income Realty, Inc.'s Registration Statement on Form S-11 relating to the transactions.


                  This press release is being filed pursuant to Rule 425 under the Securities Act of 1933, as amended. Berkshire Income Realty, Inc. plans to file a Registration Statement on Form S-11 with the SEC in connection with the transaction. Current and future holders of interests in the funds are urged to read the following documents to be filed by Berkshire Income Realty, Inc., when available, in connection with the transaction described above: the exchange offer prospectus, the other exchange offer materials, the registration statement on Form S-11 and the Schedule TO containing or incorporating by reference such documents and other information. Such documents will contain important information about the transaction and related matters. Investors should read the documents filed with the SEC carefully before making any decision in connection with the transaction.


                  In addition to the exchange offer prospectus, exchange offer materials, registration statement and Schedule TO to be filed by Berkshire Income Realty, Inc., the funds file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the funds at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington,

D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The funds' filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials, when available, and these other documents may also be obtained from Berkshire Income Realty, Inc. by directing a request by mail to Berkshire Income Realty, Inc., One Beacon Street, Suite 1500, Boston, Massachusetts 02108,
Attention: Investor Communications, Telephone: 1-866-33-KRUPP or 1-866-305-7877.

CONTACT INFORMATION:

Berkshire Income Realty, Inc.
One Beacon Street, Suite 1500
Boston, Massachusetts  02108
Attention:        Phil Darby
Telephone:        1-617-574-8374
E-mail:           phil.darby@berkshire-group.com
Facsimile:        1-617-423-8919